UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  16)*

American Strategic Investment Co.
(Name of Issuer)

Class A common stock, $0.01 par value per share
(Title of Class of Securities)

649439205
(CUSIP Number)

Michael R. Anderson General Counsel Bellevue Capital Partners, LLC 222 Bellevue Avenue Newport, RI 02840 212-415-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 649439205	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON Bellevue Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,222,318
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,222,318
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON AR Global Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 437,123
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 437,123
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON American Realty Capital III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 437,123
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 437,123
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON New York City Special Limited Partnership, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 437,123
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 437,123
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON New York City Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 437,123
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 437,123
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON Nicholas S. Schorsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,248,887
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,248,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,248,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 649439205	SCHEDULE 13D	Page 8 of 12

1	NAME OF REPORTING PERSON Edward M. Weil, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,887
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,887
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 649439205	SCHEDULE 13D	Page 9 of 12

EXPLANATORY NOTE

This Amendment No. 16 (the “Amendment”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 11, 2022 relating to the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of American Strategic Investment Co. (f/k/a New York City REIT, Inc.), a Maryland corporation (the “Issuer”), as subsequently amended (the “Schedule 13D”). This Amendment updates the Schedule 13D to reflect certain recent transactions as reported under Item 3 below.

Item 1. Security and Issuer.

Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by inserting the following information:

Bellevue Capital Partners

On April 1, 2024, New York City Advisors received from the Issuer 68,308 shares of fully vested Class A Common Stock in lieu of approximately $435,000 due to New York City Advisors pursuant to the Advisory Agreement. Additionally, on April 1, 2024, New York City Advisors received from the Issuer 22,857 shares of fully vested Class A Common Stock in lieu of approximately $152,000 of fees payable on such date to the Property Manager, as the external property manager of the Issuer, and which shares were assigned by the Property Manager to New York City Advisors. All shares described in this paragraph were issued by the Issuer pursuant to the 2020 Advisor Omnibus Incentive Compensation Plan of the Issuer.

CUSIP No. 649439205	SCHEDULE 13D	Page 10 of 12

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by incorporating by reference the information set forth in Item 3 above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented by incorporating by reference the information set forth in boxes (11) and (13) of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 2,496,112 outstanding shares of Class A Common Stock as of April 1, 2024.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented by inserting the following information:

On April 24, 2014, the Issuer, the Operating Partnership and New York City Properties, LLC (the “Property Manager”) entered into that certain Property Management and Leasing Agreement (as previously amended, the “PMA”). Pursuant to the PMA, the Issuer pays the Property Manager a property management fee, which varies depending on the gross revenues and the types of the properties managed, as well as certain commissions and reimbursements for property-level expenses, which may include reasonable salaries, bonuses, and benefits of certain individuals employed by the Property Manager. On March 29, 2024, the PMA was amended (the “PMA Amendment”) to allow the Property Manager to elect to receive any fees payable in cash, Class A Units, shares of Class A Common Stock, or any combination thereof. The PMA and the PMA Amendment are attached hereto as Exhibits 99.15 and 99.16, respectively.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Name
99.15	Property Management and Leasing Agreement, dated as of April 24, 2014, by and among American Realty Capital New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Properties, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2014)
99.16	Third Amendment to Property Management and Lease Agreement, dated March 29, 2024, by and among American Strategic Investment Co., New York City Operating Partnership, L.P. and New York City Advisors, LLC (incorporated by reference to Exhibit 10.48 to the Issuer’s Annual Report on Form 10-K filed with the SEC on April 1, 2024)

99.17

Second Amendment to Second Amended and Restated Advisory Agreement, dated March 29, 2024, by and among American Strategic Investment Co., New York City Operating Partnership, L.P. and New York City Advisors, LLC (incorporated by reference to Exhibit 10.47 to the Issuer's Annual Report on Form 10-K filed with the SEC on April 1, 2024)

CUSIP No. 649439205	SCHEDULE 13D	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2024

BELLEVUE CAPITAL PARTNERS, LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

Dated: April 3, 2024

AR GLOBAL INVESTMENTS, LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

Dated: April 3, 2024

AMERICAN REALTY CAPITAL III, LLC

By:	AR GLOBAL INVESTMENTS, LLC, its sole member

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

Dated: April 3, 2024

NEW YORK CITY SPECIAL LIMITED PARTNERSHIP, LLC

By:	AMERICAN REALTY CAPITAL III, LLC, its sole member

By:	AR GLOBAL INVESTMENTS, LLC, its sole member

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

CUSIP No. 649439205	SCHEDULE 13D	Page 12 of 12

Dated: April 3, 2024

NEW YORK CITY ADVISORS, LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: Chief Executive Officer

Dated: April 3, 2024

NICHOLAS S. SCHORSCH

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson, as Attorney-in-Fact

Dated: April 3, 2024

EDWARD M. WEIL, JR.

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson, as Attorney-in-Fact